AH 9/13/2004

CM 9/3

SECU 04019870 MMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 34070

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/03 (MM/DD/YY) AND ENDING 6/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harrison Douglas, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3025 S. Parker Rd., Suite 801
(No. and Street)

Aurora (City) CO (State) 80014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Hrynik (303) 985-4441
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec St., Ste 200 (Address) Greenwood Village (City) Colorado (State) 80111 (Zip Code)

PROCESSED
SEP 2 0 2004
THOMSON FINANCIAL

SEC MAIL RECEIVED
AUG 3 0 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HARRISON DOUGLAS, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Harrison Douglas, Inc.

We have audited the accompanying statement of financial condition of Harrison Douglas, Inc. as of June 30, 2004, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harrison Douglas, Inc. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
July 30, 2004

HARRISON DOUGLAS, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004

ASSETS

Cash	$	25 499
Commissions receivable		114 260
Deposit with clearing broker		10 000
Investments		12 240
Furniture and equipment, net of accumulated depreciation of $1,145		11 893
Other assets		5 238
	$	**179 130**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	4 004
Commissions and related payables		116 031
TOTAL LIABILITIES		120 035
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)		
SHAREHOLDER'S EQUITY (Note 3):		
Common stock, no par value; 10,000 shares authorized; 9,500 shares issued and outstanding		7 500
Additional paid-in capital		160 643
Deficit		(109 048)
TOTAL SHAREHOLDER'S EQUITY		59 095
	$	**179 130**

HARRISON DOUGLAS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2004

REVENUE:		
Commissions	$	453 666
Consulting fees		1 286 632
Other income		36 499
Total revenue		1 776 797
EXPENSES:		
Commissions		1 500 211
Clearing charges		23 133
Occupancy and equipment costs		13 005
Salaries and payroll taxes		50 682
General and administrative		101 924
Professional fees		13 463
Travel and entertainment		13 802
Total expenses		1 716 220
NET INCOME BEFORE PROVISION FOR INCOME TAXES		**60 577**
Provision for income taxes (Note 2)		-
NET INCOME	**$**	**60 577**

HARRISON DOUGLAS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2004

	Common Stock	Additional Paid-In Capital	Deficit	Total Shareholder's Equity
BALANCES, June 30, 2003	$ 7 500	$ 160 643	$ (135 410)	$ 32 733
Dividends	-	-	(34 215)	(34 215)
Net income	-	-	60 577	60 577
BALANCES, June 30, 2004	**$ 7 500**	**$ 160 643**	**$ (109 048)**	**$ 59 095**

T[illegible] notes are an integral part of this statement.

HARRISON DOUGLAS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	60 577
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1 865
Loss on disposal of assets		560
Increase in commissions receivable		(107 928)
Decrease in deposit with clearing broker		115
Decrease in investments		960
Increase in commissions and related payables		105 651
Increase in accounts payable		3 242
Net cash provided by operating activities		65 042
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(11 775)
Increase in other assets		(4 487)
Net cash used in investing activities		(16 262)
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Dividends		(34 215)
NET INCREASE IN CASH		14 565
CASH, at beginning of year		10 934
CASH, at end of year	**$**	**25 499**

The accompanying notes are an integral part of this statement.

HARRISON DOUGLAS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Harrison Douglas, Inc. (the "Company") was incorporated in Colorado in 1996 and operates as a securities broker-dealer mainly in mutual funds, variable annuities and direct placements. The Company is a wholly-owned subsidiary of Harrison Douglas Financial, Inc.

The Company, under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company provides for depreciation of furniture and equipment on the straight-line method based on useful lives of three to five years.

For purposes of the statement of cash flows, cash includes deposits in commercial bank accounts and money market funds.

The Company and its parent file a consolidated federal income tax return. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized as income in the period that includes the enactment date.

NOTE 2 - INCOME TAXES

During the year ended June 30, 2004, the Company utilized approximately $62,000 of its net operating loss carryforward to offset taxes currently payable. The Company has a remaining unused net operating loss carryforward for income tax and financial reporting purposes of approximately $47,000 available to offset future income, which expires through 2021. This net operating loss carryforward may result in future income tax benefits of approximately $7,000; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. The valuation allowance decreased by $9,000 during the year ended June 30, 2004.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2004, the Company had net capital and net capital requirements of $17,798 and $8,002. The Company's net capital ratio (aggregate indebtedness to net capital) was 6.74 to 1. According to Rule 15c3-1 the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space and equipment from unrelated parties under non-cancelable operating leases expiring through 2011. Future minimum rental payments under these leases are approximately as follows:

Year Ended June 30,	Amount
2005	25 347
2006	26 658
2007	27 434
2008	26 720
2009	27 958
Thereafter	58 675
Total	$ 192 792

The Company incurred rental expense of $13,005 during the year ended June 30, 2004.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a retail brokerage house and deals primarily in mutual funds and variable annuities which it buys and sells on behalf of its customers on a fully disclosed basis.

In the normal course of business, the Company's client activities ("clients"), through its clearing broker, involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company's financial instruments, including cash, receivables, deposit with its clearing broker, payables and other liabilities are carried at amounts that approximate fair value due to their short term maturities.

The Company has a deposit with its clearing broker. This deposit is not covered by SIPC and is subject to loss should the clearing broker cease business.

HARRISON DOUGLAS, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
JUNE 30, 2004

CREDIT:		
Shareholder's equity	$	59 095
DEBITS:		
Nonallowable assets:		
Furniture and equipment, net		11 893
Commissions receivable		11 563
Non-marketable securities		12 240
Other assets and other deductions		5 238
Total debits		40 934
NET CAPITAL BEFORE HAIRCUTS		18 161
Haircut on money market funds		363
NET CAPITAL		17 798
Minimum requirements of 6-2/3% of aggregate indebtedness of $120,035 or $5,000, whichever is greater		8 002
EXCESS NET CAPITAL	**$**	**9 796**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	4 004
Commissions and related payables		116 031
TOTAL AGGREGATE INDEBTEDNESS	**$**	**120 035**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**6.74 to 1**

Note: There are no material differences in the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

SUPPLEMENTARY INFORMATION

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Harrison Douglas, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Harrison Douglas, Inc. for the year ended June 30, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Harrison Douglas, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing broker. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Harrison Douglas, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the Commission's objectives.

In addition, our review indicated that Harrison Douglas, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of June 30, 2004.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
July 30, 2004